Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)	Period from October 20, 2003 (inception) to December 31, 2003	Year ended December 31,		Period from October 20, 2003 (inception) to December 31, 2005	Nine months ended September 30,		Period from October 20, 2003 (inception) to September 30, 2006
		2004	2005		2005	2006
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—	—

The ratios were computed by dividing earnings by fixed charges. For this purpose, “earnings” represent the aggregate of (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, net of (a) interest capitalized and (b) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” represent the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

As a result of reported losses, earnings were inadequate to cover fixed charges, thereby resulting in a coverage deficiency of $2.8 million for the period from October 20, 2003 (inception) to December 31, 2003, $4.7 million and $11.4 million for the years ended December 31, 2004 and 2005, respectively, $18.8 million for the period from October 20, 2003 (inception) to December 31, 2005, $7.1 million and $19.9 million for the nine months ended September 30, 2005 and 2006, respectively, and $38.7 million for the period from October 20, 2003 (inception) to September 30, 2006.